August 19, 2025

Mario Moreno Cortez
Finance Coordinator
GRUPO SIMEC, S.A.B. de C.V.
Calzada L  zaro C  rdenas 601
Colonia La Nogalera
Guadalajara , Jalisco
M  xico 44440

       Re: GRUPO SIMEC, S.A.B. de C.V.
           Form 20-F for Fiscal Year Ended December 31, 2024
           Filed May 15, 2025
           File No. 001-11176
Dear Mario Moreno Cortez:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Item 5. Operating and Financial Review and Prospects, page 41

1. Please revise the financial and other data presented in tabular formats in future filings to read consistently in the same chronological order throughout your filing. Similarly, please also present numerical data in narrative disclosures consistently ordered throughout your filing. In this regard, we note certain financial and other data in Item
       5 is presented with the oldest period first and the consolidated financial statements are presented with the most recent period first. Refer to SAB Topic 11:E.
2. Please revise future filings to ensure you provide updated and accurate disclosures that are consistent with information in your annual report filed in Mexico. We note, for example, that energy cost disclosures on page 44 indicate an unusual decrease in the most recent period and the assumptions in the valuation models of the San Luis reporting unit on page 60 seem to pertain to the prior year. Both examples appear to
 August 19, 2025
Page 2

      be inconsistent with similar disclosures in your annual report filed in Mexico. Please be aware that these examples are not an exhaustive list, and you should review all your disclosures to ensure they are updated and accurate and align with other public filings made by the company.

3. We noted numerous inconsistencies and misstatements throughout your filing, for example:
          certain Sales Volume, Price and Cost Data 2024 related to the Republic facilities for 2024 on page 42 do not appear to be accurate;
          the tabular presentation of results by segment for 2024 on page 45 does not depict total gross profit correctly;
          discussions of cost of sales on pages 47 and 50 imply costs at the Republic facilities increased when they actually decreased;
          a discussion that other expense was recorded in 2024 and other income was recorded in 2023 does not reconcile with the financial statements; discussions of a foreign exchange provision in 2024, and a foreign exchange loss
          in 2024, do not reconcile with the foreign exchange gain in 2024 in the financial statements;
          discussions that state amounts increased when they actually decreased and/or that amounts decreased when they actually increased; and discussions of consolidated information and segment information for certain
          periods included more than once and/or included out of order.
      Please be aware these examples are not an exhaustive list, and you should review all disclosures in future filings to ensure they are accurate.

4. Please more fully explain to us and revise future filings to address the following items.
          Explain the specific reasons for the declines in product volumes during the periods presented and address the factors impacting this trend. Explain how the exchange gains and losses are determined for each period,
          including the assets, liabilities and/or transactions they relate to, and explain the reasons for changes in such amounts during the periods presented. Explain the reasons for the decrease in the effective income tax rate for FY 24
          and clarify whether you anticipate the decrease is indicative of a trend in future effective income tax rates.
      Refer to Item 5 of Form 20-F.
5. We have the following comments regarding the cessation of operations at Republic
      Steel and the related disclosures beginning on page 59. Please tell us and revise future filings to clarify the following items.
          Explain your current intentions regarding Republic Steel and its remaining assets.
          Explain how you are accounting for Republic Steel's assets since you ceased operations. Refer to IFRS 5 and IAS 16.
 August 19, 2025
Page 3

             In the third paragraph on page 59, you quantify assets related to the Lorain, Ohio facility for the years 2022, 2021 and 2020. Quantify amounts related to the current periods presented.
             In the fourth paragraph on page 59, we note you "performed an analysis of the fair value of the four facilities (Canton, Solon, Massillon and Lackawanna) and determined net book value exceeded fair value by approximately U.S. $130.7 million (Ps. 2,701 million) and as such recognized an asset impairment of this amount during the year ended December 31, 2015". This disclosure appears to relate to the Lorain facility impairment analysis described in the preceding paragraph. Tell us and revise future disclosures to clearly indicate the results of the impairment analyses performed on your U.S. facilities in 2023 and indicate whether you performed impairment analyses on any or all of Republic Steel's assets in 2024. If so, explain the results. If not, explain why not.
             You indicate the existing inventory balance related to Republic Steel's facilities is
           Ps. 5,796,451 (Ps. 4,496,211 in short-term and Ps. 1,300,240 in long-term) and
           that you have physical coke inventory of Ps. 1,414,703 at December 31, 2024 at these facilities. Explain why the physical coke inventory balance is greater than the long-term inventory balance. Also, provide us an analysis of Republic Steel's inventory balance by type as of December 31, 2024, explain how you determined carrying value was less than NRV as of December 31, 2024, and explain why this inventory remains unsold.
             We noted numerous references to valuations preformed by "an expert in the field". Explain your consideration of identifying the expert and filing their valuation report as an exhibit given your apparent reliance on it.
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures, page 92

6. We note your disclosure that your CEO and CFO, "...after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-
       15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our internal control over financial reporting was
effective   . Please be
       advised, as required by Item 15 of Form 20-F, management is required to provide separate conclusions on the effectiveness of Disclosure Controls and Procedures and the effectiveness of Internal Control over Financial Reporting as of December 31,
       2024. Please amend your Form 20-F to fully comply with the requirements of Item 15 of Form 20-F.

Item 18. Consolidated Financial Statements
Notes to the Consolidated Financial Statements
22. Other income (expenses), net, page F-35

7. Please more fully explain to us and revise future filings to address the following items.
           The introduction to your tabular presentation indicates expenses are shown in parentheses; however, the table presents income amounts in parentheses.
 August 19, 2025
Page 4

           Additionally, it appears the net income totals for FY 24 and FY 22 should be presented without parentheses to be consistent with amounts presented in your consolidated statements of income. Ensure you provide accurate and consistent financial information in future filings.
             Explain the nature of the amounts identified as Republic and GV "account debugging". In the event account debugging represents revisions or error corrections, explain how you considered the guidance in IAS 8 and if and how you considered the items in your control assessments.
24. Financial information by segments, page F-36

8. Please revise future filings to provide all the disclosures required by paragraphs 28,
       32, and 33 of IFRS 8 or explain how you determined they are not required. In this regard, although we note your reportable segments are based on geography, it appears you have not disclosed revenue sold domestically and to each material foreign country. It also appears you have not disclosed goodwill and intangible assets by reportable segment.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing